SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 22, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
22 August 2012

Number:
19/12

OLYMPIC DAM UPDATE

BHP Billiton announced today that it will investigate an alternative, less capital-intensive design of the Olympic Dam open-pit expansion, involving new technologies, to substantially improve the economics of the project. As a result it will not be ready to approve an expansion of Olympic Dam before the Indenture agreement deadline of 15 December 2012. The Company will discuss the implications of this decision for the Indenture agreement with the South Australian Government in the coming months.

BHP Billiton CEO, Marius Kloppers, said current market conditions, including subdued commodity prices and higher capital costs, had led to the decision:

“As we finalised all the details of the project in the context of current market conditions, our strategy and capital management priorities, it became clear that the right decision for the Company and its shareholders was to continue studies to develop a less capital intensive option to replace the underground mine at Olympic Dam.

“As with any capital commitment, all investment options are scrutinised as they move through our approvals process and our highest returning projects are prioritised. Value is always our primary consideration. We believe today’s decision reflects an appropriate, prudent and disciplined course of action.

“However, the long term outlook for the copper market remains strong and we will continue to work closely with all stakeholders as we refine our longer term development plans for this unique, world class ore body. We want to find the right solution to unlock this resource,” he said.

BHP Billiton Chief Executive Non-Ferrous, Andrew Mackenzie, said the South Australian Government’s support for the project should be commended:

“The South Australian Government has been fully supportive of Olympic Dam and has created an environment that is highly conducive to business investment. We have been very much encouraged by their attitude to business development and the Olympic Dam expansion project.

“Olympic Dam is a resource of enormous potential and we will continue to work on technological and design alternatives that have the potential to substantially improve the economics of the expansion, while also completing some early stage site works.”

As a result of this change, the Company will recognise impairment and other charges of US$346 million before tax (US$242 million after tax) in respect of the Olympic Dam Project in the 2012 financial year.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Deirdra McCracken
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
Email: Deirdra.S.McCracken@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : August 22, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary